SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2004, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

--------------------------------------------------------------------------------



       PROCTER & GAMBLE
       IRELAND
       EMPLOYEES SHARE
       OWNERSHIP PLAN


       Statements of Net Assets Available for Benefits as of June 30, 2004 and 2003, Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2004, 2003 and 2002, and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of June 30, 2004 and 2003                                             2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2004, 2003 and 2002                         3

   Notes to Financial Statements                                              4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Ireland Employees Share Ownership Plan ("the Plan") as of June 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.




/S/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

28 September, 2004

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2004 AND 2003
----------------------------------------------------------------------------------------
                                                                   2004          2003
                                                                 (Euros)       (Euros)
ASSETS:
  Investment in Procter & Gamble Company Stock, at fair value    2,271,745     1,986,504
  Investment in J.M. Smucker Company Stock, at fair value            3,535        12,148
  Cash at bank and in hand                                          37,129        56,731
  Due from other schemes                                               815          --
                                                                 -----------------------
           Total assets                                          2,313,224     2,055,383
                                                                 -----------------------

LIABILITIES:
  Accrued administrative expenses                                  (14,790)      (15,402)
  Contributions made in advance                                     (6,167)      (29,874)
  Distributions payable                                            (12,647)      (10,675)
  Due to other Schemes                                                --            (780)
                                                                 -----------------------
          Total liabilities                                        (33,604)      (56,731)
                                                                 -----------------------

NET ASSETS AVAILABLE FOR BENEFITS                                2,279,620     1,998,652
                                                                 =======================

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2004, 2003 AND 2002
----------------------------------------------------------------------------------------------------------------------------

                                                          2004          2003          2002
                                                        (Euros)       (Euros)       (Euros)
ADDITIONS (LOSSES):
  Investment income:
    Net appreciation (depreciation) in fair value of
      investments                                         147,182       (73,863)      228,788
    Interest income                                           647           302           523
                                                        -------------------------------------
     Total investment income (loss)                       147,829       (73,561)      229,311
                                                        -------------------------------------
  Contributions from Procter & Gamble companies           280,662       275,480       276,892
  Contributions from participants                         280,662       275,480       276,892
                                                        -------------------------------------
     Total contributions                                  561,324       550,960       553,784
                                                        -------------------------------------
  Other income                                             29,376        21,251        18,034
  The J.M.Smucker Company common stock  received             --            --          11,784
  Income from Procter & Gamble companies                    1,039         5,437        14,770
                                                        -------------------------------------
           Total additions                                739,568       504,087       827,683
                                                        -------------------------------------

DEDUCTIONS:
  Distributions and withdrawals to participants          (458,600)     (158,509)     (156,761)
  Administrative expenses                                    --          (7,057)      (17,412)
                                                        -------------------------------------
           Total deductions                              (458,600)     (165,566)     (174,173)
                                                        -------------------------------------

NET INCREASE                                              280,968       338,521       653,510

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     1,998,652     1,660,131     1,006,621
                                                        -------------------------------------

  End of year                                           2,279,620     1,998,652     1,660,131
                                                        =====================================

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company ("Parent"). The scheme administrators on behalf of the Trustees of the Plan hold the Plan assets.

      CONTRIBUTIONS- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 7) match all contributions by employees in full.

      WITHDRAWALS - Participants may withdraw shares from the scheme at any time subject to the following Plan rules. Participants cannot withdraw shares from the Plan within 3 years of purchase. Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

      ADMINISTRATION - The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

      THE J.M. SMUCKER COMPANY COMMON STOCK - In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smuckers"). As a result of the spin-off, participants holding common stock received one share of Smuckers stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smuckers spin-off was allocated between the Company common stock held and the Smuckers common stock received. All grants related to common stock were made in Smuckers common stock; however, vested participants have the option of selling the Smuckers common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smuckers.

      LOANS - Under the terms of the plan agreement, participants are not permitted to borrow funds from their account balance.

      PLAN TERMINATION - Although the Company has not expressed any intent to do so, the Company has the right under the current scheme rules to terminate the Plan. Upon termination, amounts held by the Plan would be distributed to participants based upon the scheme rules.

2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at fair value and is translated into Euros ("(euro)") at the rate of exchange at June 30.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees/expenses are paid by the participating Procter & Gamble Company (see note 7).

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The plan invests in The Procter & Gamble Company and J.M. Smucker Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.    TAX STATUS

      The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2004 and 2003 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    DISTRIBUTIONS PAYABLE

      Distributions payable represent dividends owed to participants and were
      (euro)12,647 and (euro)10,675 at June 30, 2004 and 2003, respectively.

5.    COMPANY STOCK

      At June 30, 2004 and 2003, 49,632 and 43,940 (restated) shares, respectively, of The Procter & Gamble Company Stock were held by the Plan. (see note 8) The cost of this stock at June 30, 2004 and 2003, was
      (euro)1,985,175 and (euro)1,844,592, respectively.

      At June 30, 2004 and 2003, 94 and 351 shares, respectively, of J.M. Smucker Company Stock were held by the Plan. The cost of this stock at June 30, 2004 and 2003, was (euro)2,983 and (euro)11,784, respectively.

6.    ACCRUED ADMINISTRATIVE EXPENSES

      Included within accrued administrative expenses are amounts owed by participating Procter & Gamble companies of (euro)2,062 (2003:
      (euro)2,804).

7.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      o   Procter & Gamble (Manufacturing) Ireland Ltd;
      o   Max Factor Ltd;
      o   Procter & Gamble Pharmaceuticals Ltd;
      o   Procter & Gamble (L&CP) Ltd.

8.    STOCK SPLIT

      In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common shareholders of record as of May 21, 2004. The financial statements, notes and other references to share data have been restated to reflect the stock split for all periods presented.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 28th day of September 2004.


PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN


/S/ PATRICK BURKE
-----------------------------
Patrick Burke
Director
Irish Pensions Trust Limited,
Corporate Trustee


/S/ TOM MOLLOY
-----------------------------
Tom Molloy
Director
Irish Pensions Trust Limited,
Corporate Trustee




                                 EXHIBIT INDEX

Exhibit No.

    23                   Consent of Deloitte & Touche